SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

The Cooper Companies, Inc.

(Name of Subject Company (Issuer))

The Cooper Companies, Inc.

(Name of Filing Persons (Issuer))

2.625% Convertible Senior Debentures due 2023

(Titles of Classes of Securities)

216648 AF 2

216648 AG 0

(CUSIP Number of Class of Securities)

Carol R. Kaufman

Senior Vice President of Legal Affairs, Secretary

& Chief Administrative Officer

6140 Stoneridge Mall Road, Suite 590

Pleasanton, California 94588

(925) 460-3600

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Filing

Person)

With copy to: Erica H. Steinberger, Esq. Laura L. Gabriel, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 (212) 906 -1200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$115,000,000	$4,519.50

*	Estimated for purposes of calculating the filing fee only. The purchase price of the 2.625% Convertible Senior Debentures due 2023 (the “Securities”), is equal to 100% of the principal amount of those Securities, excluding accrued and unpaid interest and certain other amounts, if any. As of May 30, 2008, there was $115,000,000 in aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $115,000,000, excluding accrued and unpaid interest and certain other amounts, if any.
**	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,519.50	Filing Party: The Cooper Companies, Inc.
Form or Registration No. 005-35162	Date Filed: June 2, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by The Cooper Companies, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on June 2, 2008 (the “Schedule TO”), relating to the Company’s 2.625% Convertible Senior Debentures due 2023 (the “Securities”). This Amendment relates to the right of each holder (the “Holder”) of the Securities to sell, and the obligation of the Company to repurchase, the Securities as set forth in the Company Notice to Holders of 2.625% Convertible Senior Debentures due 2023, dated June 2, 2008 (the “Company Notice”), and the related notice materials previously filed as exhibits to the Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”). All of the information set forth in the Put Option is incorporated by reference into this Amendment. This Amendment amends and supplements the Schedule TO as set forth below and is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

The Put Option expired at 5:00 p.m., New York City time, on Monday, June 30, 2008. The Company has been advised by Wells Fargo Bank, National Association, as paying agent (the “Paying Agent”), that, pursuant to the terms of the Put Option, Securities with an aggregate principal amount of $115 million were validly surrendered and not withdrawn prior to the expiration of the Put Option. The Company has accepted for repurchase all of the Securities validly surrendered and not withdrawn. The repurchase price for the Securities pursuant to the Put Option was $1,000 in cash per $1,000 principal amount. Accordingly, the aggregate repurchase price for all the Securities validly surrendered and not withdrawn prior to the expiration of the Put Option was $115 million, plus accrued and unpaid interest through June 30, 2008. After the repurchase pursuant to the Put Option, no Securities remain outstanding.

Items 1 through 11.

Not applicable.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(B) Press release issued by the Company on July 1, 2008.

Item 13.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE COOPER COMPANIES, INC.

By:	/s/ Carol R. Kaufman
Name:	Carol R. Kaufman
Title:	Senior Vice President of Legal Affairs, Secretary & Chief Administrative Officer

Date: July 1, 2008

INDEX TO EXHIBITS

Exhibit 99(a)(1)(A)* Company Notice to Holders of 2.625% Convertible Senior Debentures due 2023, issued June 2, 2008.

Exhibit 99(a)(1)(B)* Form W-9.

Exhibit 99(a)(5)* Press release issued by the Company on June 2, 2008.

Exhibit 99(a)(5)(B) Press release issued by the Company on July 1, 2008.

Exhibit 99(b) Credit Agreement, dated as of January 31, 2007, among The Cooper Companies, Inc., the lenders from time to time party thereto, KeyBank National Association, as sole bookrunner, lead arranger, administrative agent, swing line lender and LC issuer, Citigroup Global Markets Inc., as lead arranger, JPMorgan Chase Bank, N.A., as syndication agent, Union Bank of California, N.A. and BMO Capital Markets Financing Inc., as co-documentation agents, and BNP Paribas, The Royal Bank of Scotland PLC and SunTrust Bank, as managing agents, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2007.

Exhibit 99(d) Indenture, dated as of June 25, 2003, between the Company, as issuer, and Wells Fargo Bank National Association, as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 25, 2003.

Exhibit 99(g) Not applicable.

Exhibit 99(h) Not applicable.

*	Previously filed.